Exhibit 4

MATERIAL FACT

Announcement of the exchange of shares of Banco Español de Crédito, S.A. for shares of Banco Santander, S.A. as a result of the merger between both companies

Pursuant to the provisions of the Common Draft Terms of Merger between Banco Santander, S.A. (“Banco Santander”) (as absorbing company) and Banco Español de Crédito, S.A. (“Banesto”) (as absorbed company) and to the resolutions of the General Shareholders’ Meetings of both companies held on 21 March 2013, in the case of Banesto, and on 22 March 2013, in the case of Banco Santander, the regime and procedure for the exchange of Banesto shares for shares of Banco Santander is hereby made public.

1.	Shares to be delivered by Banco Santander

Banco Santander will cover the exchange of Banesto shares with shares held as treasury stock based on the exchange ratio of 0.633 shares of Banco Santander, each with a nominal value of EUR 0.50, for each share of Banesto, each with a nominal value of EUR 0.79, without provision for any supplemental cash remuneration.

Pursuant to section 26 of the Law 3/2009, of 3 April, on Structural Modifications of Mercantile Companies (Ley de Modificaciones Estructurales de las Sociedades Mercantiles), the following Banesto shares will not be exchanged and will be redeemed: (i) the 606,344,798 shares owned by Banco Santander; and, (ii) the shares or fractions of shares acquired by Santander Investment Bolsa, Sociedad de Valores, S.A., acting on behalf of Banco Santander, in the odd-lots acquisition procedure indicated in section 2.3. It is stated that Banesto does not hold shares as treasury stock.

Taking into account the exchange ratio and the shares that will not be exchanged as stated above, the maximum number of shares of Banco Santander needed to cover the exchange will be 51,299,586. The shares acquired in the odd-lots acquisition procedure shall be deducted from the latter amount.

The exchange and delivery of shares of Banco Santander will take place in accordance with the provisions of the Common Draft Terms of Merger and the resolutions adopted by the General Shareholders’ Meeting of Banco Santander and Banesto, in accordance with the procedure summarized below.

2.	Exchange procedure

2.1.	Allocation of the shares of Banco Santander

The registered shareholders of Banesto pursuant to the registry of the Sociedad de Gestión de los Sistemas de Registro Compensación y Liquidación de Valores, S.A. Unipersonal (“Iberclear”) and its participating entities at market close of the date when the merger is registered with the Commercial Registry of Cantabria, which is foreseen to be Friday, 3 May 2013, shall have the right to receive the shares of Banco Santander, in accordance with the exchange ratio set forth above. This day is also expected to be the last trading day of the Banesto shares on the Spanish Stock Exchanges.

2.2.	Agent entity

Banco Santander shall act as agent for the exchange of the merger. Through this entity, and in accordance with the relevant operating instruction, the participating entities in Iberclear must justify the ownership of the Banesto shares and must carry out those steps reasonably required for the better execution of the exchange.

2.3.	Procedure for odd-lot acquisition

The Banesto shareholders holding a number of shares that will not give them the right to receive a whole number of Banco Santander shares under the agreed exchange ratio may acquire or transfer shares in order that the resulting shares give them the right to receive a whole number of Banco Santander shares in accordance with such exchange ratio. The decision whether to buy or to sell shall be for each individual shareholder to make.

Without prejudice to the foregoing, the companies participating in the Merger have agreed to appoint an odd-lot agent as a mechanism aimed at facilitating the exchange by such Banesto shareholders. Santander Investment Bolsa, Sociedad de Valores, S.A., acting on the behalf of Banco Santander, shall exercise the function of odd-lot agent (the “Odd-lot Agent”).

The main terms and conditions for this procedure for odd-lot acquisition are as follows:

a)	Given that the exchange ratio would in unitary terms be equivalent to the delivery of one Banco Santander share for every 1.57977883096367 Banesto shares, at the close of Banesto’s final trading session on the Spanish Stock Exchanges each Banesto shareholder that, in view of such rate and of its shareholding in each securities accounts opened with a relevant entity participating in Iberclear, does not have the right to receive a whole Banco Santander share (due to having only one Banesto share) or has the right to receive a whole number of Banco Santander shares but is left with a number of Banesto shares which do not give the right to an additional Banco Santander share (an “Odd-lot”) may transfer such Odd-lot to the Odd-lot Agent. Each of the Banesto shareholders shall be presumed to accept this system of odd-lot acquisition, without having to submit any instructions to the corresponding entity participating in Iberclear, who will inform the former on the result of the operation once it will be concluded.

b)	The acquisition price of the Odd-lot shall be the result of multiplying (i) the arithmetic mean of the weighted average price of the Banesto shares on the Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market) during Banesto’s three last trading sessions on the Spanish Stock Exchanges (which are foreseen to be the sessions corresponding to 30 April, 2 May and 3 May 2013) by (ii) the corresponding Odd-lot.

c)	The Odd-lot Agent shall acquire the Odd-lots of shares left over in the positions existing at the close of Banesto’s final trading session on the Spanish Stock Exchanges. As it has been stated, the Banesto shares or parts thereof acquired in this manner by the Odd-lot Agent shall not form part of the exchange.

d)

By way of example, a Banesto shareholder holding 50 shares would have the right to 31.65 Banco Santander shares (50 x 0.633). In accordance with the above, such shareholder would receive 31 Banco Santander shares and would continue to have the right to 0.65 Banco Santander shares. That fraction of a Banco Santander share corresponds to 1.02685624012683 Banesto shares (0.65 x 1.57977883096367). The 1.02685624012683 Banesto shares would constitute the Odd-lot which the Odd-lot Agent would acquire, at the price established in section (b) above.

2.4.	Execution of the exchange

After the closing of the Friday, 3 May 2013 trading session, which is foreseen to be the last trading day of the Banesto shares on the Spanish Stock Exchanges, and after the public deed of merger is registered with the Commercial Registry of Cantabria, the exchange of Banesto shares for shares of Banco Santander and the acquisition of the Odd-lots by the Odd-lot Agent will take place. Notwithstanding the foregoing, if the date or the conditions foreseen for the exchange changes, such circumstance shall be duly announced.

The exchange will take place through the entities participating in Iberclear that are depositaries of the Banesto shares, pursuant to the provisions set forth in the book-entry system in accordance with the provisions of Royal Decree 116/1992, February 14, and with the application of the provisions of section 117 of the Restated Text of the Companies Act (Ley de Sociedades de Capital), to the extent applicable.

It is expected that from Monday, 6 May 2013, following the usual settlement transactions carried out by Iberclear, the Banesto shareholders will have available to them the shares of Banco Santander delivered pursuant to the exchange. To obtain additional information about the moment when the shares delivered in connection with the exchange will be available, each Banesto shareholder should consult the participating entity or entities in Iberclear which are depositaries of their Banesto shares.

In Madrid, 29 April 2013

Notice to US Investors:

This merger is made for the securities of a foreign company and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than pursuant to the merger, such as in open market or privately negotiated purchases.